# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sitio Royalties Corp., CIK 0001949543
CUSIP: 82983N108
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1401 LAWRENCE STREET, SUITE 1750, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 08/19/2025
Amends the filing with accession number 0000902664-23-000092
Filed by CIK 0001706220
Persons authorized to receive notices and communications: Benjamin Dell, Kimmeridge Energy Management Company, 15 Little West 12th Street, 4th Floor, New York, New York (NY), 10014, 646-424-4317; Ele Klein & Adriana Schwartz, McDermott, Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Kimmeridge Energy Management Company, LLC (CIK 0001706220): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Sitio Royalties Corp.
Address of issuer's principal executive offices: 1401 LAWRENCE STREET, SUITE 1750, DENVER, Colorado (CO), 80202
Comment: The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2023 (as amended, the "Schedule 13D"). This Amendment No. 2 supplements Item 4 and Item 6 and amends and restates Items 5(a)-(c), and (e) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Mergers closed on August 19, 2025. At the closing of the Mergers (the "Closing"), (i) each share of Class A Common Stock was converted into the right to receive 0.4855 shares of Class A common stock, par value $0.000001 per share, of New Parent (the "New Viper Class A Common Stock"), and (ii) each Partnership Unit was converted into the right to receive 0.4855 common units representing limited liability company membership interests in Viper Opco ("Viper Opco Units") and 0.4855 shares of Class B common stock, par value $0.000001 per share, of New Parent (the "New Viper Class B Common Stock"). In addition, each issued and outstanding share of Class C Common Stock was canceled and ceased to exist. In connection with the Closing, 36,495,520 Partnership Units held by the Kimmeridge Companies were converted into 17,718,574 Viper Opco Units and 17,718,574 New Viper Class B Common Stock. In addition, in connection with the Closing, 36,495,520 shares of Class C Common Stock held by the Kimmeridge Companies were cancelled and ceased to exist. As a result, the Reporting Person no longer beneficially owns any securities of the Issuer.

At the effective time of the OpCo Merger, the Voting and Support Agreement terminated in accordance with its terms.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentages of the shares of Class A Common Stock beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Class A Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Amendment No. 2, no transactions in the shares of Class A Common Stock have been effected by the Reporting Person in the past sixty (60) days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: August 19, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 of this Amendment No. 2 is incorporated herein by reference.

## Signatures
- Kimmeridge Energy Management Company, LLC: /s/ Tamar Goldstein, Tamar Goldstein, General Counsel (08/21/2025)